Exhibit (a)(1)(vi)

FORM OF EMAIL CONFIRMING RECEIPT OF ELECTION

TO:	[ ]
FROM:	info@mail.infiniteequity.com
SUBJECT:	Option Exchange Election Confirmation
DATE:	[ ]

OPTION EXCHANGE PROGRAM

[Name],

Your Option Exchange election has been recorded as follows:

Grant Date	Eligible Options	Per Share Exercise Price	Election	Exchange Ratio	Replacement Options

We strongly encourage you to print this email and keep it for your records.

If the above is not your intent, you may log back into the option exchange website (www.myoptionexchange.com) to change your election on or before January 29, 2021, at 9 P.M. Pacific Time.

If you have questions about the Option Exchange or this confirmation notice, please contact OptionExchange@prothena.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Exchange Offer is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or on the Exchange Offer website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto.